Exhibit 99.3

LION’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our accompanying unaudited consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our prospectus for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on May 20, 2020. This discussion contains forward looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in the prospectus. In this section, references to “we,” “us,” “Lion” and “our” are intended to refer to Lion Group Holding Ltd. and its subsidiaries, unless the context clearly indicates otherwise.

Overview

Lion Group Holding Ltd. (the “Company”, “Lion” or “LGHL”) is a company with limited liability registered as an exempted company in the Cayman Islands. The Company was incorporated on February 11, 2020 for the sole purpose of consummating the business combination described further below. A business combination agreement dated March 10, 2020, as amended and restated on May 12, 2020 (the “Business Combination Agreement”), was entered into by and among the Company, Proficient Alpha Acquisition Corp. (“PAAC”), a company listed on Nasdaq, Lion Financial Group Limited (“LFGL”) and LFGL’s stockholders.

The business combination was accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles. Under this method of accounting, LGHL and PAAC are treated as the “acquired” company for financial reporting purpose. This determination was primarily based on LFGL comprising the ongoing operations of the combined company, LFGL’s senior management comprising the senior management of the combined company, and LFGL’s stockholders having a majority of the voting power of the combined company. Accordingly, for accounting purposes, LFGL is deemed the accounting acquirer in the transaction. The transaction is not a business combination because neither PAAC nor LGHL was a business under ASC 805. Consequently, the transaction is treated as the equivalent of LFGL issuing stock for the net monetary assets of PAAC, accompanied by a recapitalization of LFGL. Accordingly, the consolidated assets, liabilities and results of operations of LFGL are the historical financial statements of the combined company, and LGHL and PAAC’s assets, liabilities and results of operations are consolidated with LFGL beginning on June 16, 2020.

As a result of the transaction described below, the Company’s ordinary shares and warrants started to be traded on the NASDAQ Capital Market under the ticker symbols LGHL and LGHLW, respectively on June 17, 2020.

Following and as a result of the Business Combination, all of the Company’s business is conducted through LFGL and its subsidiaries. Unless otherwise indicated, for the purposes of this analysis of financial condition and results of operations, we collectively evaluate the business as “group” business consisting of the Company, PAAC and LFGL (the “Group”).

We are one of the few Chinese investor-focused trading platforms that offer a wide spectrum of products and services. Currently, our business lines include (i) contract-for-difference (“CFD”) trading services, (ii) insurance brokerage services, (iii) futures brokerage services, (iv) securities brokerage services and (v) asset management services. We provide these services through our all-in-one Lion Brokers Pro app and a variety of other apps available on iOS, Android, PC and Mac platforms. Our clients are predominantly well-educated and affluent Chinese investors residing both inside and outside the PRC (excluding the United States), as well as institutional clients that use our futures trading service.

Our trading platform allows users to trade more than 100 futures products on major futures exchanges worldwide (excluding the PRC), including the CME Group (CME), Singapore Exchange (SGX), the Hong Kong Futures Exchange (HKFE) and Eurex Exchange (Eurex), as well as stocks listed on the New York Stock Exchange (NYSE), Nasdaq and Hong Kong Stock Exchange (HKSE), and PRC stocks listed on the Shanghai Stock Exchange (SSE) and Shenzhen Stock Exchange (SZSE) that are eligible for the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect programs (together, the “Stock Connect”). In addition, our customers may also use our platform to trade various financial products, such as stock indices futures, commodities futures, ETFs, warrants and callable bull/bear contracts, on global exchanges or over-the-counter (OTC) markets including forex CFDs.

Recent Developments

COVID-19 Impact

In December 2019, COVID-19 emerged and has subsequently spread worldwide. In March 2020, the World Health Organization declared COVID-19 as a pandemic. Like most companies, our various business lines have been adversely impacted by COVID-19. CFD trading volume and futures contract volumes decreased significantly compared to the same period of prior year, which was mainly attributable to economic and financial impact brought about by COVID-19 on the our customers, causing a decrease in both their willingness to trade and make investments as well as their disposable income allocated making such transactions. In addition, travel restrictions in Hong Kong caused cancellations and prevented management from attending branding, business promotion, and exhibition activities, which limited our opportunities to acquire new customers. Meanwhile, our futures and insurance brokerage businesses were negatively affected as new or existing customers may not be able to travel to Hong Kong to open new futures trading accounts or purchase insurance products. We cannot reasonably estimate the related financial impact to our future financial results given the uncertainties surrounding the duration of the outbreak. We continue to closely monitor the impact and navigate the significant challenges created by the COVID-19 pandemic.

Economic and Political Conditions in Global Markets

The economic and political conditions in major jurisdictions, such as the U.S., China and Hong Kong, could affect our clients’ perception of the market sentiment, which may change their investment decisions. For instance, as a result of the social unrest in Hong Kong in 2019 and 2020, a significant amount of our potential insurance brokerage clients chose not to purchase insurance products in Hong Kong, which adversely impacted our insurance commission income. Further, in the first half of 2020, global market reacted to a series of unpredictability such as COVID-19, oil price, and heightened trade and geopolitical tensions with fluctuation and volatility, repeatedly triggering market wide circuit breaker; our customers’ concerns about future unpredictability caused their investment and trading activities to decline, impacting our CFD trading business in particular.

Business Combination Transaction

On June 16, 2020, we consummated our Business Combination pursuant to the terms of the Business Combination Agreement, which was accounted for as a reverse recapitalization for accounting purpose. As a result of the transaction, the Company’s ordinary shares and warrants started to be traded on the NASDAQ Capital Market under the ticker symbols LGHL and LGHLW, respectively on June 17, 2020. During the six months ended June 30, 2020, we incurred approximately $2.4 million of transaction costs for legal, accounting and consulting services associated with the reverse recapitalization, which were charged directly to equity to the extent of the cash received (approximately $2.5 million), in accordance with SEC reporting guidance with regards to an operating company’s reverse acquisition with a nonoperating company having some cash.

Launch of Total Return Swap (TRS) Service

We began offering total return swap (TRS) trading services to clients in early 2020 and officially launched it in July 2020. We have entered into ISDA master agreements and related supplementary agreements with CICC and Guotai Junan Securities, two of the top five swap traders in China, in order to offer the TRS service. Our TRS service offers A-shares (shares that are denominated in Renminbi and traded on the Shanghai Stock Exchange and Shenzhen Stock Exchange) and Hong Kong stock basket-linked TRS, which provides international investors seeking to invest in China stock market with higher leverage compared with buying A-share stocks directly. We earn income from the spread on interest rate loans provided to TRS trading customers and loans borrowed from its business partners. In addition, we also receive commission fees from customers for trades made through the TRS trading service. During the six months ended June 30, 2020, revenue arising from TRS trading service was insignificant.

Key Components of Results of Operations

Revenue

Our revenues consist of commissions, trading gains (losses), interest income and others. The following table sets forth the breakdown of our revenues by nature in dollar amount and as percentages of total revenues for the periods indicated.

	Six months ended June 30,
	2020		2019
	US$	%	US$	%
Commissions
Market making commissions and fees	2,717,614	42.3	3,840,917	48.0
Insurance brokerage commissions	638,574	9.9	1,820,214	22.7
Futures and securities brokerage commissions	565,517	8.8	1,457,232	18.2
Trading gains/(losses)	2,337,607	36.4	739,060	9.2
Interest and others	171,204	2.6	149,818	1.9
Total Revenues	6,430,516	100.0	8,007,241	100.0

Our revenues are generated from our main business lines, CFD trading services, insurance brokerage services, and futures and securities brokerage services. The following table sets forth the breakdown of our revenues by business lines in absolute amounts and as percentages of total revenues for the periods indicated.

	Six months ended June 30,
	2020		2019
	US$	%	US$	%
CFD trading services	5,126,239	79.7	4,703,195	58.7
Insurance brokerage services	638,574	9.9	1,820,214	22.7
Futures and securities brokerage services	617,242	9.6	1,461,652	18.3
Other	48,461	0.8	22,180	0.30
Total revenue	6,430,516	100.0	8,007,241	100.0

CFD trading services income

Revenues generated from CFD trading services are trading gains and losses from our market making activities where we serve as the counterparty to our clients in CFD transactions. It primarily consists of (i) commissions we charge our clients based on amount of transaction volume, or the number of shares, lots of contracts executed in each order, which generally vary in accordance with the type of products we offer, eligibility for discounts and other factors, (ii) dealing bid/offer spreads on our clients’ CFD transactions, and (iii) trading gains/(losses) which is recorded on a trade date basis, and changes in fair value in relation to the derivative contracts are recorded in trading gains/(losses), net on a daily basis, and (iv) interest rate difference between currency pairs we hold resulting from our rolling over forex positions, and interest income earned on loans provided to TRS trading customers. We began offering CFD trading services in May 2019 and our income derived from CFD trading services has since become our largest revenue contributor, accounting for 79.7% and 58.7% of our total revenues for the six months ended June 30, 2020 and 2019, respectively. Our CFD trading revenues consisting of (i) commissions, (ii) bid/offer spreads and trading gains/(losses), (iii) difference in interest rates and TRS interest income and (iv) other income, were US$2.7 million, US$2.3 million US$0.1 million and nil for six months ended June 30, 2020, respectively, compared to US$3.8 million, US$0.7 million, nil and US$0.1 for the corresponding period of 2019, respectively.

Insurance brokerage services income

Revenues generated from our insurance brokerage services primarily consist of commissions we received from insurance companies based on a percentage of the premium paid by insurance purchasers. Insurance brokerage service was historically our largest revenue contributor, though it has decreased significantly in recent periods, primarily attributable to our strategic shift of business focus, unstable political environment in Hong Kong and COVID-19 impact.

Futures and securities brokerage income

We charge commissions for our futures and securities brokerage services when using our trading platform, which is based on the trading volume of securities or the number of futures contracts executed.

Others

Our other income primarily consists of interest income earned on short-term loans extended to unrelated third parties and other miscellaneous income.

Expenses

The following table sets forth the breakdown of our expenses in dollar amounts and as percentages of total revenues for the periods indicated:

	Six months ended June 30,
	2020		2019
	US$	%	US$	%
Expenses
Commission	762,061	11.9	2,275,430	28.4
Compensation	1,486,160	23.0	1,017,639	12.7
Occupancy	323,224	5.0	236,701	3.0
Communication and technology	469,662	7.3	365,576	4.6
General and administrative	292,788	4.6	320,507	4.0
Professional fees	153,853	2.4	62,622	0.7
Services fees	231,785	3.6	164,414	2.1
Interest	79,343	1.2	979	-
Other	254,442	4.0	48,246	0.6
Total Expenses	4,053,318	63.0	4,492,114	56.1

Commission expenses

Our commission expenses consist of (i) the commissions and fees we paid to third-party market makers in certain CFD trading transactions, (ii) referral fees we paid to our insurance referral agents, and (iii) the commissions and fees we paid to prime brokers and clearing houses in certain futures and securities trading transactions. Commission expenses accounted for 11.9% and 28.4% of our revenues in the six months of 2020 and 2019, respectively.

Compensation expenses

Our compensation expenses include salaries, wages, bonuses, and employee benefits. Compensation expenses accounted for 23.0% and 12.7% of our revenues in the six months of 2020 and 2019, respectively.

Occupancy expenses

Our occupancy expenses mainly consist of office rental expenses, which accounted for 5.0% and 3.0% of our revenues in the six months of 2020 and 2019, respectively.

Communication and technology expenses

Our communication and technology expenses primarily consist of subscription fees and system fees we paid stock exchanges and third parties trading system vendors, to subscribe for trading systems, market data and news, as well as bandwidth fees and other expenses relating to the telecommunication infrastructure. Communication and technology expenses accounted for 7.3% and 4.6% of our revenues in the six months of 2020 and 2019, respectively.

General and administrative expenses

Our general and administrative expenses mainly consist of license and registration fees, insurance expenses, utility expenses, travel expenses, meals and entertainment and bank charges, which accounted for 4.6% and 4.0% of our revenues in the six months of 2020 and 2019, respectively.

Professional fees

Our professional fees primarily consist of service fees for legal, accounting, consulting, and other professional services which are needed during the ordinary course of our business operation, representing 2.4% and 0.7% of our revenues in the six months of 2020 and 2019, respectively.

Services fees

Our service fees primarily consist of service fees charged by independent contractors and consultants we hired in our normal business course, accounting for 3.6% and 2.1% of our revenues in the six months of 2020 and 2019, respectively.

Interest expenses

Our interest expenses primarily consist of interest relating to our one-time bridge loans facilitated by us to unrelated third parties, as well as interest we paid for loans borrowed from our TRS trading service business partners.

Other expenses

Our other expenses primarily consist of marketing expenses, payment service charges, depreciation and other miscellaneous expenses. Our other expenses accounted for 4.0% and 0.6% of our revenues in the six months of 2020 and 2019, respectively.

Results of Operations

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our revenues for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our limited operating history makes it difficult to predict our future operating results. We believe that the period-to-period comparison of operating results should not be relied upon as being indicative of our future performance.

	Six months ended June 30,
	2020		2019
	US$	%	US$	%
Revenue
CFD trading services	5,126,239	79.7	4,703,195	58.70
Insurance brokerage services	638,574	9.9	1,820,214	22.7
Futures and securities brokerage services	617,242	9.6	1,461,652	18.3
Other	48,461	0.8	22,180	0.3
Total revenues	6,430,516	100.0	8,007,241	100.0

Expenses
Commission	762,061	11.9	2,275,430	28.4
Compensation	1,486,160	23.0	1,017,639	12.7
Occupancy	323,224	5.0	236,701	3.0
Communication and technology	469,662	7.3	365,576	4.6
General and administrative	292,788	4.6	320,507	4.0
Professional fees	153,853	2.4	62,622	0.7
Services fees	231,785	3.6	164,414	2.1
Interest	79,343	1.2	979	0.0
Other expenses	254,442	4.0	48,246	0.6
Total Expenses	4,053,318	63.0	4,492,114	56.1

Income before income taxes	2,377,198	37.0	3,515,127	43.9
Income tax expense	(3,321)	(0.1)	(59,993)	(0.7)
Net income	2,373,877	36.9	3,455,134	43.2

Other comprehensive income
Foreign currency translation adjustment	20,560	0.3	(39,839)	(0.5)
Comprehensive income	2,394,437	37.2	3,415,295	42.7

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

Revenues

Our total revenues decreased by 19.7% from US$8.0 million for the six months ended June 30, 2019 to US$6.4 million for the six months ended June 30, 2020, primarily due to (i) a decrease in market marking commission income, (ii) a decrease in futures and securities brokerage income and (iii) a decrease in insurance brokerage income, partially offset by an increase in trading profits.

CFD Trading Services Income. We began offering CFD trading services in May 2019. Such revenues were primarily derived from the commissions we charged our clients who trade on our platform, as well as bid/offer spreads and trading profit. Trading profit increased by $1.6 million, mainly attributable to the fact that CFD trading services began in May 2019, partially offset by the decrease of $1.1 million in market making commission income. Market making commission income decreased by 29.2% from $3.8 million for the six months ended June 30, 2019 to $2.7 million for the six months ended June 30, 2020, primarily due to the decrease in CFD trading volume from 338,873 lots to 111,418 lots, which was mainly attributable to economic and financial impact brought about by COVID-19 on our customers, causing a decrease in both their willingness to trade and make investments as well as their disposable income allocated making such transactions. Furthermore, our customers’ concerns about future unpredictability also caused their trading activity to decline, impacting our CFD trading business in particular. In addition, travel restrictions in Hong Kong caused cancellations and prevented management from attending branding, business promotion, and exhibition activities, which limited our opportunities to acquire new customers.

Insurance Brokerage Income. Revenues from insurance brokerage services decreased by 64.9% from US$1.8 million in for the six months ended June 30, 2019 to US$0.6 million for the six months ended June 30, 2020, primarily due to travel restrictions to Hong Kong stemming from COVID-19 outbreak and the unstable political environment in Hong Kong, which has discouraged our Chinese clients from purchasing insurance products in Hong Kong.

Futures and Securities Brokerage Income. Revenues from futures and securities brokerage services decreased by 61.2% from US$1.5 million for the six months ended June 30, 2019 to US$0.6 million for the six months ended June 30, 2020, primarily due to a significant decrease in trading volume of futures products and securities, caused by the economic and financial challenges brought about by COVID-19. In addition, travel restrictions in Hong Kong caused cancellations and prevented management from attending branding, business promotion, and exhibition activities, which limited our opportunities to acquire new customers.

Others. We had US$48,000 revenues generated from others for the six months ended June 30, 2020, as compared to US$22,000 for the six months ended June 30, 2019. The increase in revenue was primarily attributed to the increase in interest income.

Expenses

Our total expenses increased by 41.5% from US$4.5 million for the six months ended June 30, 2019 to US$6.4 million for the six months ended June 30, 2020, primarily due to increases in professional fees, compensation expenses, communication and technology and other expenses, partially offset by a decrease in commission expenses.

Commission Expenses. Our commission expenses decreased by 66.5% from US$2.3 million for the six months ended June 30, 2019 to US$0.8 million for the six months ended June 30, 2020, primarily due to a decrease in our insurance brokerage commission expenses and futures and securities brokerage commission expenses, which is in line with the overall decrease of our insurance brokerage business and futures and securities brokerage services.

Compensation Expenses. Our compensation expenses increased by 46.0% from US$1.0 million for the six months ended June 30, 2019 to US$1.5 million for the six months ended June 30, 2020, primarily due to our growing number of employees in line with our business growth, as well as the increase in average compensation.

Occupancy Expenses. Our occupancy expenses increased by 36.6% from US$0.2 million for the six months ended June 30, 2019 to US$0.3 million for the six months ended June 30, 2020, primarily due to the new office spaces we rented for our subsidiary in Singapore.

Communication and Technology Expenses. Our communication and technology expenses slightly increased by 28.5% from US$0.4 million for the six months ended June 30, 2019 to US$0.5 million for the six months ended June 30, 2020 primarily due to an increase in trading systems service fees and market data fees, which was in line with the growth of our CFD trading services and the launch of our TRS trading services.

General and Administrative Expenses. Our general and administrative expenses slightly decreased by 8.6% from US$320,000 for the six months ended June 30, 2019 to US$293,000 for the six months ended June 30, 2020, primarily as a result of our cost control measures.

Professional Fees. Our professional fees increased by 145.7% from US$63,000 for the six months ended June 30, 2019 to US$154,000 for the six months ended June 30, 2020, primarily due to the legal and consulting services fees in connection with our operations in Cayman Islands.

Services Fees. Our services fees for independent contractors and consultants increased by 41.0% from US$164,000 for the six months ended June 30, 2019 to US$232,000 for the six months ended June 30, 2020, as a result of greater outside service needed due to the growth of our business.

Interest Expenses. Our interest expenses increased significantly from US$979 for the six months ended June 30, 2019 to US$79,000 for the six months ended June 30, 2020, mainly attributable to interest made to the remaining balance from a one-off bridge loan, as well as interest we paid for loans borrowed from our TRS trading service business partners.

Other Expenses. Other expenses increased by 434.3% from US$48,000 for the six months ended June 30, 2019 to US$258,000 for the six months ended June 30, 2020, mainly due to an increase of US$200,000 in marketing expenses incurred for the promotion of our businesses.

Income Tax Expenses

BC Wealth Management Limited, our Hong Kong subsidiary engaging in the insurance brokerage business, is the only entity within our Group that is subject to income taxes. Our income tax expenses decreased from US$60,000 for the six months ended June 30, 2019 to US$3,000 for the six months ended June 30, 2020, primarily due to the decreased profit before income taxes in current period, resulting from a significant decrease in commission income for insurance brokerage services.

Net Income

As a result of the foregoing, we had a net income of US$2.4 million for the six months ended June 30, 2020 compared to a net income of US$3.5 million for the six months ended June 30, 2019.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from our operations and capital injections by our shareholder prior to the Business Combination. As of June 30, 2020 and December 31, 2019, we had US$8.1 million and US$6.4 million of cash and cash equivalents (excluding cash held on behalf of clients), respectively. We have been able to meet our working capital needs in the past, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our internal financial resources and cash flows from our operations.

Regulatory Capital Requirements

We are required to hold sufficient regulatory capital at both group and individual entity level to cover our risk exposures, among other financial obligations imposed by regulatory authorities in multiple jurisdictions our subsidiaries operate. The following table illustrates the minimum regulatory capital as established by the HKSFC, the Insurance Association (Hong Kong) and the CIMA that our subsidiaries were required to maintain as of June 30, 2020 and the actual amounts of capital that were maintained.

	June 30, 2020
	Minimum
	Regulatory	Capital	Excess	Percent of
	Capital	Levels	Net	Requirement
Entity Name	Requirements	Maintained	Capital	Maintained

Lion International Securities Group Limited	$387,081	$1,077,577	$690,496	278.4%

Lion Futures Limited	387,081	830,743	443,662	214.6%

Lion Asset Management Limited	12,903	36,757	23,854	284.9%

BC Wealth Management Limited	12,903	253,570	240,667	1965.2%

Lion Brokers Limited (Cayman)	428,781	8,413,627	7,984,845	1962.2%

Total	$1,228,749	$10,612,274	$9,383,524	863.7%

Lion International Securities Group Limited (“LISGL”), Lion’s Hong Kong subsidiary, is licensed by the HKSFC to carry out regulated activities of Type 1, dealing in securities, and it provides securities margin financing, and Type 4, advising on securities, and it is not subject to specified licensing condition. LISGL is subject to the requirements of section 145 of the Security and Future Ordinance (Cap.571) (“SFO”). Under the rule, LISGL is required to maintain a minimum liquid capital of approximately US$387,081 (HK$3 million).

Lion Futures Limited (“LFL”), Lion’s Hong Kong subsidiary, is licensed by the HKSFC to carry out regulated activities of Type 2, dealing in future contracts, and Type 5, advising on futures contracts, and it is not subject to specified licensing condition. LFL is subject to the requirements of section 145 of the SFO. Under the rule, LFL is required to maintain a minimum liquid capital of approximately US$387,081 (HK$3 million).

Lion Capital Management Limited (“LCML”), Lion’s Hong Kong subsidiary, is licensed by the HKSFC to carry out regulated activities of Type 4, advising on securities, and it is subject to specified licensing condition, and Type 9, assets management and it is subject to specified licensing condition. LCML is subject to the requirements of section 145 of the SFO. Under the rule, LCML is required to maintain a minimum liquid capital of approximately US$12,903 (HK$100,000).

BC Wealth Management Limited (“BCWML”), Lion’s Hong Kong subsidiary, is a member of the Professional Insurance Brokers Association Limited (“PIBA”) and is engaged in the business of insurance brokerage services. BCWML is subject to the minimum requirements specified by the Insurance Authority (“IA”) under section 70(2) of the Ordinance. Under the rule, BCWML is required to maintain a minimum capital and net assets of approximately US$12,903 (HK$100,000).

Lion Broker Limited (“LBL”), Lion’s Cayman Island subsidiary, is registered Securities-Full license holder with the CIMA including Broker-dealer and Market Maker. LBL is subject to the requirements of the SIBL. Under the rule, LBL is required to maintain a capital level in excess of the financial resources’ requirement, which is defined as the sum of (i) counterparty requirement, (ii) position risk requirement, and (iii) the base requirement, which is the greater of (a) one quarter of relevant annual expenditure or (b) approximately US$120,000.

As of June 30, 2020, all of our operating subsidiaries were in compliance with their respective regulatory capital requirements.

The following table sets forth a summary of our cash flows for the periods indicated.

	Six months ended June 30,
	2020	2019

Net cash provided by operating activities	$2,061,335	$4,189,410
Net cash used in investing activities	(447,673)	(9,832)
Net cash used in financing activities	(631,692)	(4,432,953)
Effect of exchange rate changes on cash	18,746	(39,997)
Net increase (decrease) in cash	1,000,716	(293,372)
Cash and restricted cash at beginning of period	8,581,179	7,108,158
Cash and restricted cash at end of period	$9,581,895	$6,814,786

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2020 was US$2.1 million, primarily attributable to our net income of US$2.4 million.

Net cash provided by operating activities for the six months ended June 30, 2019 was US$4.2 million, primarily attributable to our net income of US$3.5 million, as adjusted by (i) a decrease of US$1.3 million in receivables from broker-dealers and clearing organizations including customer accounts, (ii) a decrease of US$759,000 in securities owned and (iii) an increase of US$725,000 in derivatives liabilities. These were partially offset by a decrease of US$1.9 million in payables to customers.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2020 was US$448,000, primarily attributable to short-term loans receivable to unrelated parties in an aggregate of US$442,000, as well as US$5,000 payment for acquisition of trademarks.

Net cash used in investing activities for the six months ended June 30, 2019 was US$10,000, primarily attributable to purchases of fixed assets.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2020 was US$0.6 million, primarily attributable to , (i) payments for reverse recapitalization and ordinary shares issuance costs of US$1.8 million; (ii) repayment on short-term borrowings of US$0.9 million and (iii) dividends of US$0.4 million paid to Mr. Jian Wang, our then sole shareholder prior to Business Combination, partially offset by cash acquired of US$2.5 million in connection with our reverse recapitalization.

Net cash used in financing activities for the six months ended June 30, 2019 was US$4.4 million, attributable to advances payments to Mr. Jian Wang, our then sole shareholder prior to Business Combination.

Contractual Obligations and Commitments

Operating Lease Obligations

We lease certain office premises under non-cancelable leases. Our total rental expenses for all operating leases were US$0.3 million and US$0.2 million for the six months ended June 30, 2020 and 2019, respectively. Other than operating lease commitments, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2020.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of fixed assets, such as electronic devices and office equipment, and acquisition of trademarks. Our capital expenditures amounted to US$5,000 and US$10,000 for the six months ended June 30, 2020 and 2019, respectively.